News Release

Sun Life Financial

Sun Life Financial to increase its shareholding in Birla Sun Life Insurance from 26% to 49%

Investment will strengthen long-standing partnership with the Aditya Birla Group in India, a major growth market for Sun Life in Asia

MUMBAI, INDIA and TORONTO, CANADA (December 2, 2015) — Sun Life Financial Inc. ("Sun Life") (TSX: SLF) (NYSE: SLF) and Aditya Birla Nuvo Limited ("ABNL"), a part of the Aditya Birla Group ("ABG"), announced today an agreement for Sun Life to increase its ownership in Birla Sun Life Insurance Company Limited ("BSLI") from 26% to 49% by purchasing additional BSLI shares from ABNL for consideration of Rs. 16.64 billion (approximately C$340 million).

BSLI is one of two India joint ventures established between ABG and Sun Life. BSLI commenced business in 2001 and has a customer base of 1.6 million individual policyholders and an extensive distribution reach across 418 cities through a network of over 55,000 advisors in 489 branches. Sun Life's second joint venture with ABG is Birla Sun Life Asset Management Company Limited, the fourth largest mutual fund company in India with assets under management of Rs. 1,387 billion (approximately C$28 billion), in which Sun Life owns 49%.[1]

The increased stake in BSLI aligns with Sun Life's objective of expanding its presence in markets with strong growth opportunities.

"Increasing our ownership position in BSLI, one of India's leading private life insurers, in partnership with a well-respected partner in Aditya Birla Group, in the world's second most populous country with strong growth prospects, is exactly on strategy and supports our aspirations for Sun Life Asia as one of our four pillars of growth," said Dean Connor, President and Chief Executive Officer, Sun Life Financial.

"In Sun Life, our joint venture partner, we find many synergies that are reflective of their belief and commitment towards the Indian market. Both Sun Life and ABNL have closely partnered in building this business to its current scale, investing heavily in both capital and resources. I am confident this move will only strengthen our long standing partnership and help realize our vision of being a top three private life insurer in India," said Kumar Mangalam Birla, Chairman, Aditya Birla Nuvo and BSLI.

"We are pleased to be increasing Sun Life's presence in India where we see significant growth potential with a strong partner in an established business with a growing client base. Today's announcement builds upon our recently announced investment in Vietnam which will see us become a majority shareholder of our business there," said Kevin Strain, President, Sun Life Financial Asia. "Across Asia, we are building strong distribution and product strength to help clients achieve lifetime financial security."

BSLI has a strong and professional management team. Sun Life and ABNL have partnered closely since 2001 to invest in and build the business to its current scale. BSLI spans all customer segments nationwide to help clients secure their financial futures.

The acquisition is expected to be accretive, adding C$0.01 per share to Sun Life's earnings in 2016. The transaction is expected to close by the end of Q1 2016, subject to regulatory approvals and customary closing conditions. The acquisition will be financed using cash and is not expected

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[1] All figures at September 30, 2015.

to impact the Minimum Continuing Capital and Surplus Requirements ratio of Sun Life Assurance Company of Canada.

Slides related to this announcement are available at www.sunlife.com.

Forward-looking information
In this news release, "we", "our" and "us" refer to Sun Life and its subsidiaries and joint ventures. Certain statements in this news release are forward-looking, including those relating to, (1) our growth strategies, strategic objectives, accretion and earnings per share, (2) the growth prospects of India and our business there, (3) the expected timing of the closing of the transaction, (4) the source of funding, (5) the expected impact on the Minimum Continuing Capital and Surplus Requirements ratio of Sun Life Assurance Company of Canada, and other statements that are not historical or are predictive in nature or that depend upon or refer to future events or conditions. Forward-looking statements may also include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "initiatives", "strategy", "strive", "target", "will" and similar expressions. All such forward-looking statements are made pursuant to the "safe harbor" provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this news release represent our current expectations, estimates and projections regarding future events and are not historical facts. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties and are based on key factors and assumptions that are difficult to predict, including the assumption that the transaction will be completed. The forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after December 2, 2015. If any non-recurring or other special item or any transaction should occur, the financial impact could be complex and the effect on our operations or results would depend on the facts particular to such item and we cannot describe the expected impact in a meaningful way or in the same way we could present known risks affecting our business. The forward-looking statements contained in this news release describe our expectations, estimates and projected future events as at December 2, 2015. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release.

Forward-looking statements are presented to assist investors and others in understanding our expected financial position and results of operations as at December 2, 2015, as well as our objectives for the transaction, strategic priorities and business outlook following the transaction, and in obtaining a better understanding of our anticipated operating environment following the transaction. Readers are cautioned that such forward-looking statements may not be appropriate for other purposes and undue reliance should not be placed on these forward-looking statements.

The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks, including the failure of the parties to obtain necessary consents and approvals for the completion of the transaction in a timely manner, or at all. Other important risk factors that could cause our actual results to differ materially from those expressed in or implied by the forward-looking statements in this news release are listed in the annual information form of Sun Life Financial Inc. for the year ended December 31, 2014 under the heading "Risk Factors" and other of our regulatory filings filed with or furnished to Canadian and U.S. securities regulators available at www.sedar.com and www.sec.gov.

Use of non-IFRS financial measures
This news release includes certain forward-looking financial information using non-International Financial Reporting Standards ("IFRS") financial measures, including anticipated accretion and

estimated earnings per share ("EPS") impact in 2016, as we believe that these measures provide information that is useful to investors in understanding our expected performance.

These non-IFRS financial measures do not have any standardized meaning, may not be comparable with similar measures used by other companies and there are no directly comparable amounts under IFRS. Forward-looking non-IFRS financial measures cannot be reconciled to IFRS measures. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS.

About Birla Sun Life Insurance
Birla Sun Life Insurance Company Limited (BSLI) is a joint venture between the Aditya Birla Group, a leading Indian conglomerate and Sun Life Financial Inc., one of the leading international financial services organizations from Canada. With experience of over a decade, BSLI has contributed to the growth and development of the Indian life insurance industry and is currently one of the leading life insurance companies in the country. BSLI has a customer base of 1.6 million individual policyholders. The company offers a complete range of offerings comprising protection solutions, children's future solutions, wealth with protection solutions, health and wellness solutions, retirement solutions and savings with protection solutions. For more information, please visit www.insurance.birlasunlife.com.

About Sun Life Financial
Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2015, the Sun Life Financial group of companies had total assets under management of C$846 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

About Aditya Birla Nuvo Ltd.
Aditya Birla Nuvo is a USD 4.4 billion conglomerate operating in the services and the manufacturing sectors, where it commands a leadership position. Its service sector businesses include Financial Services, Fashion & Lifestyle and Telecom. It is a leading player in Linen, Agri, Rayon and Insulators businesses. ABNL is foraying into the Health Insurance and the Solar Power businesses. It has received an in-principle approval from Reserve Bank of India to set up a Payments Bank in joint venture with Idea Cellular. For more information, please visit www.adityabirlanuvo.com.

Aditya Birla Nuvo is a part of the Aditya Birla Group, a USD 41 billion Indian multinational. The Aditya Birla Group is in the league of Fortune 500. Anchored by an extraordinary force of over 120,000 employees, belonging to 42 nationalities, the Aditya Birla Group operates in 36 countries across the globe. Over 50 per cent of its revenues flow from its overseas operations. For more information, please visit www.adityabirla.com.

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Media Relations contact:	Investor Relations contact:
Satish Sarangarajan	Greg Dilworth
Media & Public Relations	Vice-President
Tel: 1-416-951-9081	Investor Relations
satish.sarangarajan@sunlife.com	Tel: 1-416-979-6230
	investor.relations@sunlife.com